UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-42423

BRAZIL POTASH CORP.

(Translation of registrant’s name into English)

98 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Press Release

On January 13, 2025, the Company issued a press release announcing that its wholly-owned subsidiary, Potássio do Brasil Ltda., entered into a Preliminary Cooperation Agreement with the Mura Indigenous Council (CIM) of Autazes, marking a significant milestone in the development of the Company’s Autazes Potash Project. The agreement establishes a preliminary social and economic framework for collaboration between the Company and the Mura Indigenous communities surrounding the Autazes Potash Project, formalizing the implementation of “Plano Bem Viver Mura,” among other socioeconomic and environmental programs. A copy of the Company’s press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference, and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated as of January 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

Date: January 13, 2025	By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer